Filed by Atrix Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Atrix Laboratories, Inc.
Commission File No. 000-18231

The following is a press release dated August 4, 2004 regarding Atrix Laboratories, Inc.’s second quarter financial results.

Company Contact:
Jennifer Geraci (Jgeraci@atrixlabs.com)
Investor Relations
ATRIX LABORATORIES, INC.
(970) 482-5868
http://www.atrixlabs.com

ATRIX LABORATORIES REPORTS 2004 SECOND QUARTER
FINANCIAL RESULTS

Highlights:

•	Net Sales and Royalties Increase 163% over 2Q 2003

•	Atrix recorded $0.04 per share for the quarter and $0.10, net of Non-Recurring Expenses

•	Third Consecutive Quarter of Profitability

Fort Collins, CO (August 4, 2004) — Atrix Laboratories, Inc. (NASDAQ NM: ATRX) today announced consolidated financial results for the second quarter and six months ended June 30, 2004.

Total revenue increased 53% to $18.9 million in the second quarter of 2004 compared to $12.3 million for the same quarter in 2003. The revenue increase was due primarily to $9.9 million in sales and royalty revenue earned from the continued growth of the Eligard® (leuprolide acetate for injectable suspension) prostate cancer products. This represents a 42% increase in Eligard sales and royalty revenue compared to the first quarter of 2004.

Operating expenses in the second quarter of 2004 increased to $18.0 million compared to $13.8 million for the second quarter of 2003. Included in the operating expenses for the quarter ended June 30, 2004, was $1.3 million of non-recurring legal, financial and investment banking expense related to the transaction with QLT, Inc. Operating expenses increased by 21%, excluding non-recurring expenses related to the transaction with QLT, Inc. in the second quarter 2004 compared to the same quarter in the prior year.

For the quarter ended June 30, 2004, net income applicable to common stock was $830,000, or $0.04 income per fully diluted share, compared to a net loss applicable to common stock of $712,000, or $0.04 loss per fully diluted share, for the second quarter of 2003.

Net of non-recurring expenses related to the transaction with QLT, Inc., Atrix would have realized net income applicable to common stock of $2.2 million or $0.10 income per fully diluted share.

“We are pleased to have recorded our third consecutive profitable quarter, particularly in light of the expenses associated with the transaction with QLT,” said David R. Bethune, chairman and chief executive officer at Atrix. “Eligard’s growth in the U.S. combined with new sales and royalty revenue from recent launches in Germany and additional launches in Canadian provinces, have contributed to our overall growth rate. We continue to add value in the dermatology division with a recent approval for a version of fluticasone, a generic to Cutivate® cream, during the quarter.

Bethune continued, “We are very pleased to see our net income from operations increase to approximately $2.2 million, net of non-recurring expenses, which is an increase over our first quarter’s income from operations of $1.2 million or 118%.”

For the six months ended June 30, 2004, total revenue increased 56% to $34.1 million compared to total revenue of $21.8 million for the six months ended June 30, 2003. The net income for the first six months of 2004 increased to $3.1 million or $0.14 per share applicable to common stock compared to a net loss for the first six months of 2003 of $3.7 million or $0.19 loss per share applicable to common stock. Net of the non-recurring expenses related to the transaction with QLT, Inc., net income would be $4.5 million or $0.20 income per share fully diluted.

Atrix Laboratories, Inc. is an emerging specialty pharmaceutical company focused on advanced drug delivery. With unique patented sustained release and topical technologies, Atrix is currently developing a diverse portfolio of proprietary products, including oncology and dermatology products. The company also partners with large pharmaceutical and biotechnology companies to apply its proprietary technologies to new chemical entities or to extend the patent life of existing products. Additional information is available on the Atrix Laboratories, Inc. website at http://www.atrixlabs.com.

Atrix management will host a conference call on August 4, 2004 at 11:00 a.m., EST. The conference will be available by telephone at 800-540-0559 with the ID: ATRIX. A replay of the call will be available for one week after the event at 800-283-4605. The conference call will also be simultaneously webcast over the Internet. The link for the webcast can be found at Atrix’s homepage at http://www.atrixlabs.com.

Additional Information

     In connection with QLT’s proposed merger with Atrix Laboratories, Inc., QLT has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITY HOLDERS OF QLT AND ATRIX ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER RELEVANT MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QLT, ATRIX AND THE TRANSACTION. The preliminary joint proxy statement/prospectus on file with the SEC and the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by QLT or Atrix with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of QLT and Atrix in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by QLT by directing a request to: QLT Inc., Attn: Investor Relations, 887 Great Northern Way, Vancouver, BC, Canada, V5T 4T5. Investors and security holders may obtain free copies of the documents filed with the SEC by Atrix by contacting Atrix Laboratories, Inc., Attn: Investor Relations, 2579 Midpoint Drive, Fort Collins, CO, 80525.

     QLT, Atrix and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of QLT and Atrix in favor of the transaction. Information about the executive officers and directors of QLT and their ownership of QLT common shares is set forth in the proxy statement for QLT’s 2004 Annual Meeting of Shareholders, which was filed with the SEC as Exhibit 99.1 to Form 10-K/A on April 28, 2004. Information about the executive officers and directors of Atrix and their ownership of Atrix common stock is set forth in the proxy statement for Atrix’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of QLT, Atrix and their respective executive officers and directors in the transaction by reading the definitive joint proxy statement/prospectus regarding the transaction when it becomes available.

Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995:

Statements made in this press release may contain statements that qualify as “forward-looking statements under the Private Securities Litigation Reform Act of 1995, including statements about the following topics: the anticipated NDA submission for dapsone topical gel (Atrisone) in the third quarter of 2004, the anticipated additional launches of Eligard in Canada, the approval and sales for fluticasone, a generic to Cutivate® cream, and a generic version of Benzamycin®. The company is subject to certain risk factors that may cause actual results to differ materially from anticipated results. Those risks include, but are not limited to the following: risks associated with product demand, pricing, market acceptance of its current and proposed products, risks relating to the proposed merger with QLT, changing economic conditions, risks in product and technology development, the risk that the FDA may not approve the NDAs for Eligard 45-mg or dapsone (Atrisone), and competition from other products and treatments. For additional information about risk factors, please see the reports filed by the company with the SEC, including the company’s Annual Report on Form 10-K for the year ended December 31, 2003. All forward-looking statements in this press release are made as of the date hereof, based on information available to the company as of the date hereof, and the company assumes no obligation to update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

(Tables follow)

ATRIX LABORATORIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
REVENUES:
Net sales and royalties	$11,991	$4,563	$20,057	$7,783
Contract research and development	4,773	5,689	9,798	9,999
Licensing, marketing rights and milestone	2,144	2,091	4,237	4,022

Total revenues	18,908	12,343	34,092	21,804

OPERATING EXPENSES:
Cost of sales	6,634	1,862	9,797	3,290
Research and development	7,963	9,277	16,624	17,969
Administrative and marketing	3,434	2,636	5,781	5,513

Total operating expenses	18,031	13,775	32,202	26,772

INCOME (LOSS) FROM OPERATIONS	877	(1,432)	1,890	(4,968)

OTHER INCOME (EXPENSE):
Equity in loss of joint venture	—	(4)	—	(77)
Investment income, net	657	681	1,305	1,420
Gain (loss) on sale and write-down of marketable securities, net	(346)	309	524	428
Gain on exchange rates	—	—	348	—
Other	(46)	(17)	(41)	(16)

Net other income	265	969	2,136	1,755

NET INCOME (LOSS)	1,142	(463)	4,026	(3,213)
Accretion of dividends and beneficial conversion feature charge on preferred stock	(266)	(249)	(731)	(494)
Allocation of undistributed earnings to participating preferred stock	(46)	—	(162)	—

NET INCOME (LOSS) APPLICABLE TO COMMON STOCK	$830	$(712)	$3,133	$(3,707)

Net income (loss) per common share:
Basic	$0.05	$(0.02)	$0.19	$(0.16)
Diluted	$0.05	$(0.02)	$0.18	$(0.16)

Accretion of dividends and beneficial conversion feature charge on preferred stock and allocation of undistributed earnings to participating preferred stock:
Basic and diluted	$(0.01)	$(0.02)	$(0.04)	$(0.03)
Net Income (loss) applicable to common stock per common share:
Basic	$0.04	$(0.04)	$0.15	$(0.19)
Diluted	$0.04	$(0.04)	$0.14	$(0.19)

Weighted average common shares outstanding:
Basic	21,013,228	19,773,194	20,879,812	19,757,480
Diluted	22,406,199	19,773,194	22,117,040	19,757,480

(more)

ATRIX LABORATORIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS)
(Unaudited)

	June 30,	December 31,
	2004	2003
ASSETS
Current Assets:
Cash and Cash Equivalents	$25,804	$19,074
Marketable Securities, at fair value	81,002	80,688
Accounts Receivable, net of allowance	14,325	10,235
Interest Receivable	704	834
Inventories, net	11,826	11,516
Prepaid Expenses and Deposits	1,880	2,488

Total Current Assets	135,541	124,835

Property, Plant & Equipment, net	22,048	21,855

Other Assets:
Goodwill	379	379
Intangible & Other Assets, net	3,039	2,789

Total Other Assets	3,418	3,168

Total Assets	$161,007	$149,858

LIABILITIES & SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable–Trade	$4,474	$2,488
Accrued Expenses and Other	1,181	1,644
Deferred Revenue	11,078	9,923

Total Current Liabilities	16,733	14,055

Deferred Revenue and Other	30,880	32,415

Shareholders’ Equity:
Series A Convertible Preferred Stock	—	—
Preferred Stock	—	—
Common Stock	22	22
Additional Paid-In Capital	279,168	270,157
Treasury Stock	(13,616)	(13,616)
Accumulated Other Comprehensive (Loss) Income	(1,266)	1,035
Accumulated Deficit	(150,914)	(154,210)

Total Shareholders’ Equity	113,394	103,388

Total Liabilities & Shareholders’ Equity	$161,007	$149,858